Wienerberger announces excellent preliminary results for first six months

- **Announcement of *preliminary* six-months results because of exceptionally high growth rates in first half of 2007**
- **Group revenues +21% to € 1,227.3 million for first six months, EBITDA +30% to € 256.6 million, adjusted earnings per share +44% to € 1.57**
- **Managing Board revises outlook upward to a minimum increase of 15% in earnings for the full year**

Very high growth in revenues and earnings despite weak residential construction markets in USA and Germany

Vienna, July 30, 2007 – Wienerberger AG is announcing *preliminary* results for the first six months of 2007 based on monthly reporting because of the unusually high growth in revenues and earnings, which significantly exceeds the current expectations of the capital market. Group revenues increased 21% during the first six months to € 1,227.3 million, EBITDA 30% to € 256.6 million and EBIT 43% to € 166.6 million. The driver for this development was the favorable weather during the first quarter combined with steady and strong construction activity in large parts of Europe, especially in Central-East Europe. In spite of the slump in US housing and disappointing progress on the new residential construction market in Germany, Wienerberger also recorded two-digit growth rates during the second quarter of 2007 as a result of substantially higher sales volumes in Central-East Europe and North-West Europe as well as an increase in prices.

+44% increase in adjusted earnings per share to € 1.57

"Strong operating results and non-recurring income of roughly € 10 million from the sale of securities during the first quarter also led to an increase of 73% in profit after tax to € 140.1 million and a plus of 56% in earnings per share to € 1.70 (adjusted +44% to € 1.57)", commented Wolfgang Reithofer on the outstanding earnings situation. "These figures confirm the strength of our geographic portfolio and the success of our growth course", emphasized the Chief Executive Officer. The final results, including the balance sheet and cash flow statement as well as the report on the first six months, will be announced as planned at a press conference on August 21, 2007.

Strategy and Outlook

Earnings target for full year adjusted upward

"I expect a continuation of this positive earnings trend during the remainder of the year, even though growth rates will not reach the levels of the first six months. Demand should remain sound across most of Europe, but there are still no signs of recovery on the residential construction markets in the USA and Germany at this time", explained Reithofer. "Based on our excellent results for the first two quarters and the optimistic outlook for the second half year – above all in Central-East Europe – we will also report higher results for the full year than previously forecasted. From the current point of view, we assume that EBITDA and adjusted earnings per share will increase by at least 15% in 2007", added Reithofer in conclusion.

Preliminary Results for the First Six Months of 2007

Earnings Data		1-6/2006	1-6/2007	Chg. in %	Year-end 2006
Revenues	*in € mill.*	1,011.9	1.227.3	+21	2,225.0
EBITDA [1]	*in € mill.*	196.9	256.6	+30	471.9
EBIT [1]	*in € mill.*	116.8	166.6	+43	299.6
Profit before tax	*in € mill.*	103.9	171.6	+65	277.3
Profit after tax [2]	*in € mill.*	81.1	140.1	+73	218.3
Earnings per share	*in €*	1.09	1.70	+56	2.95
Adjusted earnings per share [3]	*in €*	1.09	1.57	+44	3.02
Employees [4]		13,107	14,296	+9	13,639

Segments 1-6/2007 in € mill. and %	Central-East Europe [5]		Central-West Europe		North-West Europe [5]		USA		Investments and Other [6]	
Revenues	427.6	*(+58)*	221.3	*(+14)*	440.8	*(+13)*	165.9	*(-3)*	-28.3	*(-86)*
EBITDA [1]	126.8	*(+130)*	36.5	*(-2)*	89.5	*(+10)*	18.8	*(-41)*	-15.0	*(-72)*
EBIT [1]	96.2	*(+235)*	16.8	*(-18)*	60.9	*(+13)*	11.1	*(-54)*	-18.4	*(-74)*
Employees [4]	5,302	*(+10)*	2,422	*(+23)*	3,972	*(+2)*	2,430	*(+9)*	170	*(-2)*

Segments in the second quarter	Revenues			EBITDA [1]		
in € mill.	4-6/2006	4-6/2007	Chg. in %	4-6/2006	4-6/2007	Chg. in %
Central-East Europe [5]	196.2	271.1	+38	45.5	87.3	+92
Central-West Europe	131.7	134.0	+2	33.2	29.8	-10
North-West Europe [5]	218.6	241.4	+10	48.9	52.1	+7
USA	91.6	92.4	+1	17.5	12.1	-31
Investments and Other [6]	-10.1	-18.9	-87	-3.8	-8.5	-124
Wienerberger Group	**628.0**	**720.0**	**+15**	**141.3**	**172.8**	**+22**

1) Adjusted for non-recurring income and expenses
2) Before minority interest and hybrid capital coupons
3) Before amortization of goodwill and adjusted for non-recurring income and expenses; in Q1 2007: book gain of €10.1 million on the sale of securities
4) Average number of employees for the period
5) Finland and the Baltic States were transferred to the Central-East Europe segment as of January 1, 2007 (formerly: North-West Europe segment) for organizational reasons, and the comparable figures from prior reporting periods were adjusted accordingly
6) Including Group eliminations and holding company costs; negative revenues are due to the offset of inter-company sales in this segment

Note: In the table of segment data, changes in % to the comparable prior year period are shown in brackets.

For additional information contact:
Thomas Melzer, Public and Investor Relations
T +43(1)60192-463 | communication@wienerberger.com

Wienerberger
Press Release

Wienerberger AG (Vienna Stock Exchange: WIE, Reuters: WBSV.VI, Bloomberg: WIE AV)

Changes at Wienerberger's Shareholder Structure

– Capital Group International, Inc. holds more than 6% of Wienerberger stock

Vienna, July 13, 2007 – Wienerberger AG has received an announcement in accordance with § 91 Par. 1 of the Austrian Stock Exchange Act concerning a change in the number of Wienerberger shares owned by Capital Group International, Inc. As of July 11, 2007, Capital Group International, Inc. reported a holding of 4,761,353 shares, or 6.42% of issued share capital, in Wienerberger AG.

For additional information contact:
Karin Hofmann, Public Relations
T +43(1)60192-463 | communication@wienerberger.com

END